SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO

        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934
                                (Amendment No. 5)


                           Utah Medical Products, Inc.
                           ---------------------------
                                (Name of Issuer)

                      Utah Medical Products, Inc. (Issuer)
                      ------------------------------------
                            (Name of Filing Persons)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    917488108
                                    ---------
                      (Cusip Number of Class of Securities)

                                Kevin L. Cornwell
                                Chairman and CEO
                           Utah Medical Products, Inc.
                               7043 South 300 West
                               Midvale, Utah 84047
                                 (801-566-1200)
                                 --------------
      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

          Transaction Valuation*                 Amount of Filing Fee**
                $12,787,500                              $1,176

* Calculated solely for the purpose of determining the amount of the filing fee, based on the purchase of 750,000 shares of Common Stock, par value $.01 per share, at the tender offer price of $17.05 per share.

** .000092 of the aggregate transaction valuation, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #8, effective January 16, 2002

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,176                                Filing Party:  Utah Medical Products, Inc.
Form or Registration No.:  Amendment No. 2 to Schedule TO      Date Filed:  October 11, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.
[x]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 5 to the Tender Offer Statement on Schedule TO relates to the tender offer by Utah Medical Products, Inc., a Utah corporation ("UTMD" or the "Company"), to purchase 750,000 shares, or such lesser number of shares as are validly tendered and not withdrawn, of its Common Stock, par value $.01 per share, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between Utah Medical Products, Inc. and Registrar and Transfer Company as Rights Agent, at a price of $17.05 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 11, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal which, as they may be amended from time to time, together constitute the "Offer," copies of which were previously filed on Amendment No. 2 to the Schedule TO as Exhibit (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 5 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.


Item 12.          Exhibit.

(a) (5) (E)       Press Release, dated November 13, 2002.





                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   UTAH MEDICAL PRODUCTS, INC.



                                   By:  /s/ KEVIN L. CORNWELL
                                        ---------------------

                                   Name:  Kevin L. Cornwell
                                   Title: Chairman and Chief Executive Officer


Dated: November 13, 2002



                                  EXHIBIT INDEX


 Exhibit #    Description
-----------   -----------
(a) (5) (E)   Press Release, dated November 13, 2002

                              EXHIBIT (a) (5) (E)


                                  PRESS RELEASE
                      UTMD Announces Results of Self-Tender


Contact:  Paul Richins                                         November 13, 2002
(801) 566-1200

Salt Lake City, Utah - Utah Medical Products, Inc.'s (Nasdaq: UTMD) Tender Offer for 750,000 of its Shares at $17.05 per share, initially announced on October 1, expired at 5:00 p.m. Eastern Time Tuesday November 12. According to preliminary results tabulated by Registrar and Transfer Company, the Depositary for the Offer, which need final verification, shareholders tendered about 503,000 shares.

UTMD will purchase 100% of the tendered shares. UTMD is pleased with the indication from most of its shareholders that the offering price does not adequately reflect the Company's value, although the offering price was approximately 21% higher than the average price of UTMD shares trading in the open market during the last twelve months. The offering price was also higher than the highest trading price during the last six years, prior to the announcement of the Offer. UTMD estimates that proceeds will be distributed to selling shareholders by the Depositary in about three working days' time.

After the Offer, UTMD's outstanding shares will number approximately 4,459,000. Given UTMD's proven ability to generate cash from its operations, the Board of Directors is pleased to have the opportunity to repurchase shares at the $17.05 price, and remains committed to increasing shareholder value with an ongoing share repurchase program. Shareholders who did not tender their shares now own 10% more of UTMD than they did before the Offer expired. CEO Kevin Cornwell states, "As UTMD increases it's sales and profits going forward, the share repurchase will help the Company continue to build on its five year record of growing earnings per share at a rate in excess of 20% per year."

Investors are cautioned that this press release contains forward looking statements and that actual events may differ from those projected. Risks factors that could cause results to differ materially from those projected include market acceptance of products, timing of regulatory approval of new products, UTMD's ability to efficiently manufacture, market, and sell its products, among other factors that have been outlined in UTMD's public disclosure filings with the SEC.

Utah Medical Products, Inc., with particular interest in healthcare for women and their babies, develops, manufactures, assembles and markets a broad range of disposable and reusable specialty medical devices designed for better health outcomes for patients and their care-providers.